April 29, 2011

VIA EDGAR

Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re:	SEC Staff Comments on Post-Effective Amendment No. 28 to the
Registration Statement on Form N-1A of AXA Premier VIP Trust
(File Nos. 811-10509 and 333-70754)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on March 18, 2011 concerning Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of AXA Premier VIP Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 2, 2011, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in Post-Effective Amendment No. 30 to the Trust’s Registration Statement on Form N-1A as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

GENERAL

1.	If the Trust intends to distribute a summary prospectus, please provide the staff with a draft of the Rule 498(b)(1)(v) legend that the Trust intends to use via an EDGAR correspondence filing.

The Trust’s proposed Rule 498(b)(1)(v) legend is as follows:

Before you invest, you may want to review the Portfolio’s Prospectus, which contains more information about the Portfolio and its risks. The Portfolio’s current Prospectus and Statement of Additional Information (“SAI”), dated May 1, 2011, are incorporated by reference into this Summary Prospectus. You can find the Portfolio’s Prospectus, SAI and other information about the Portfolio online at www.axa-equitablefunds.com/allportfolios.aspx. You can also get this information at no cost by calling 1-888-222-2144 or by sending an e-mail request

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April 29, 2011

to service@axa-equitable.com. This Summary Prospectus is intended for use in connection with a variable contract as defined in Section 817(d) of the Internal Revenue Code (“Contracts”) and certain other eligible investors and is not intended for use by other investors.

2.	Please confirm that the Trust will comply with the requirement to file an interactive data file as prescribed by General Instruction C.3.(g) to Form N-1A.

The Trust confirms that it will comply with the requirement to file any interactive data file as prescribed by General Instruction C.3.(g) to Form N-1A.

3.	As many of the Portfolios describe investments in derivative instruments, please review each Portfolio’s principal strategies and principal risk disclosures to ensure that the information is not generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Portfolio intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

The Trust has reviewed the prospectus disclosure for each Portfolio that invests in derivative instruments as part of its principal investment strategy and confirms that the information is not generic or standardized and that it describes the derivative instruments that the Portfolio intends to utilize and associated principal risks.

4.	Fees and Expenses of the Portfolio

a.	For any Portfolios that reflect a fee waiver and/or expense reimbursement, please confirm that the waiver will actually reduce the “Total Annual Portfolio Operating Expenses” shown in the applicable fee table. If not, please delete any information regarding a fee waiver and/or expense reimbursement from the fee table and provided in the footnote thereto as well as the reference to an “expense limitation” in the preamble to the example. For example, the fee table for the Multimanager Core Bond Portfolio on page 7 reflects “None” in the line item for fee waiver amount but still provides a net annual operating expense line item along with a footnote describing the contractual waiver arrangement. However, if the waiver amount is actually “None,” then that line item and the net annual operating expense line item along with the footnote should be deleted.

As requested, the Trust has revised the fee table disclosure as necessary and confirms that, for each Portfolio that reflects a fee waiver and/or

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April 29, 2011

expense reimbursement in its fee table, the fee waiver and/or expense reimbursement will reduce the Portfolio’s total annual operating expenses shown in the fee table.

b.	Please confirm whether the fee table for the Multimanager Core Bond Portfolio should have a line item for “Acquired Fund Fees and Expenses” in accordance with Instruction 3(f) of Item 3 of Form N-1A, given the addition of the “Information Regarding the Underlying Portfolios” section on pages 58-59.

The Trust confirms that the fee table for the Multimanager Core Bond Portfolio does not require a line item for “Acquired Fund Fees and Expenses.”

c.	In the prospectus for the Multimanager Portfolios, please explain supplementally why each Portfolio’s line item for “other expenses” contains a footnote stating that the values shown have been restated to reflect current expenses. If there has been a material change in the “Annual Fund Operating Expenses” of any such Portfolio, the Portfolio should restate all of the line items to reflect current fees. See Item 3, Instruction 3(d)(ii) of Form N-1A.

The Trust has deleted the referenced footnote as none of the expenses in the fee table have been restated.

d.	As page 58 of the prospectus for the Multimanager Portfolios lists the underlying funds in which the Multimanager Core Bond Portfolio may invest, please confirm supplementally that the Portfolio has no Acquired Fund Fees and Expenses in excess of one basis point. See Item 3, Instruction 3(f) of Form N-1A.

The Trust confirms that the Multimanager Core Bond Portfolio did not have Acquired Fund Fees and Expenses in excess of one basis point during the last fiscal year.

e.	For Portfolios that list Acquired Fund Fees and Expenses in the fee table, please remove the parenthetical “Underlying Portfolios” to be consistent with the line item used in Form N-1A.

The Trust has retained the referenced parenthetical in the Allocation and Target Allocation Portfolios’ prospectuses because the Trust uses the term “Underlying Portfolios” in those prospectuses in response to other

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April 29, 2011

requirements of Form N-1A. This is expressly permitted by Item 3, Instruction 3(f)(i) of Form N-1A, which states that “[i]f a Fund uses another term in response to other requirements of this Form to refer to Acquired Funds, it may include that term in parentheses following the subcaption title.” However, the Trust has made the requested change in the Multimanager Portfolios’ prospectus.

f.	For any Portfolio that is subject to a fee waiver, please revise the net annual operating expenses line item to state “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement].” See Item 3, Instruction 3(e) of Form N-1A.

The Trust has made the requested revision, except that the Trust has substituted the word “Fund” with “Portfolio,” as that is the term used in the prospectuses to refer to each series of the Trust.

5.	Example

a.	Please confirm supplementally that any expense reimbursements or fee waiver arrangements will be reflected only for the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue. See Item 3, Instruction 4(a) of Form N-1A.

The Trust confirms that any expense reimbursements or fee waiver arrangements for the Portfolios are reflected in the expense examples for the relevant Portfolios only for the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.

b.	Given that each Portfolio is only reflecting one table in the expense example, please modify the narrative preceding the example to reflect that the table reflects expenses if you hold or redeem your shares of the Portfolio.

The Trust believes that the current narrative preceding the expense example complies with the requirements of Item 3 of Form N-1A and that the requested change is neither required nor permitted by Form N-1A. Accordingly, the Trust has not made any changes in response to the staff’s comment.

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April 29, 2011

c.	On page 3 of the prospectus for the Target Allocation Portfolios, please lower case the “Portfolio” at the end of the first sentence of the preamble.

The Trust has made the requested change.

6.	Investments, Risk, and Performance—Principal Investment Strategies of the Portfolio

a.	For the Multimanager Portfolios, please provide additional disclosure per Item 9(a) with respect to the principal investment strategies employed by the sub-advisers of the Active Allocated Portions of each Portfolio when applicable. Specifically, the summaries have at least 3 sub-advisers, but each summary only provides general disclosure for the Active Allocated Portions strategies. Please revise the disclosure to compare the approaches of each Active Allocated Portion of each Portfolio.

The Trust believes that the current disclosure is responsive to the requirements of Item 9(a) of Form N-1A. The Trust does not believe that the additional disclosure requested by the staff is required by Form N-1A and, therefore, has not made any changes in response to the staff’s comment.

b.	For the Multimanager Portfolios, please describe all investment strategies that correspond to any of the principal risks identified under “The Principal Risks of Investing in the Portfolio.” By way of example (though not exhaustive), for the following Portfolios, please note the absence of disclosure with respect to investment strategies corresponding to the following principal risks.

Prospectus for the Multimanager Portfolios

i.	Multimanager Core Bond, Multi-Sector Bond, and Technology Portfolios on, respectively, pages 7, 30, and 42: Leverage and Liquidity Risks (risk disclosure should explain the circumstance under which this risk applies).

The Trust has deleted Leverage Risk from the Multimanager Technology Portfolio’s risk/return summary, added investment strategy disclosure to correspond with Leverage Risk in the risk/return summary for the other referenced Portfolios and deleted Liquidity Risk from all of the referenced Portfolios’ risk/return summaries. In addition, the Trust has added investment strategy

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April 29, 2011

disclosure clarifying that the high-yield bonds in which the Multimanager Multi-Sector Bond Portfolio may invest may be subject to liquidity risk.

ii.	Multimanager International Equity, Small Cap Growth, and Small Cap Value Portfolios on, respectively, pages 9, 34, and 38: Liquidity Risk (same as above).

The Trust has removed Liquidity Risk from the risk/return summaries for the referenced Portfolios.

iii.	For any Portfolio that has a principal investment strategy that includes investments in derivatives, please disclose the extent to which the Portfolio may invest in derivatives, including those Portfolios that use “futures and options to manage duration” (e.g., paragraph preceding principal risk caption on page 4) or Portfolios that use “futures and options to manage equity exposure” (e.g., last paragraph on page 12).

The Trust has made the requested change.

c.	For the Allocation and Target Allocation Portfolios, please revise the principal investment strategies section to note those principal strategies that in the aggregate constitute principal strategies for the top tier Portfolio.

The Trust believes that the current disclosure provides the information that is requested in the staff’s comment and required by Item 4 of Form N-1A. The Trust also notes that detailed disclosure regarding the Underlying Portfolios in which the Allocation and Target Allocation Portfolios may invest is included in each prospectus in the section entitled “Information Regarding the Underlying Portfolios.” Accordingly, the Trust has not made any changes in response to this comment.

7.	Investments, Risk, and Performance—The Principal Risks of Investing in the Portfolio

For each Portfolio, please describe any risks that correspond to any of the principal investment strategies identified under “Principal Investment Strategies of the Portfolio.” By way of example (though not exhaustive), for the following Portfolios, please note the absence of disclosure with respect to risks

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corresponding to principal investment strategies in the following types of investments.

Prospectus for the Multimanager Portfolios

a.	Large Cap Value Portfolio on page 17: Growth investing.

Growth investing is not a principal investment strategy for this Portfolio. As currently disclosed on page 20, the Active Allocated Portions utilize value-oriented investment styles. Therefore, the Trust has not made any changes in response to this comment.

b.	Large Cap Core Equity Portfolio on page 17: Growth investing.

Growth investing is not a principal investment strategy for this Portfolio and, therefore, the Trust has not made any changes in response to this comment.

c.	Multimanager Aggressive Equity Portfolio on page 1: Warrants, Convertible Securities, Cyclical Industries, and Emerging Growth Companies.

In response to the staff’s comment, the Trust has removed references to warrants, convertible securities, cyclical industries and emerging growth companies from the Portfolio’s investment strategy disclosure.

d.	Multimanager Core Bond Portfolio on page 5: U.S. Government as opposed to Corporate Debt, which should also be more fully discussed later under “More about Investment Strategies & Risks.”

The Trust believes that the current risk disclosure (e.g., the descriptions of Credit Risk, Interest Rate Risk and Investment Grade Securities Risk) adequately summarizes the risks associated with the different types of debt instruments in which the Portfolio may invest. However, in response to the staff’s comment, the Trust has added disclosure to the description of Credit Risk in the “More about Investment Strategies & Risks” section of the prospectus to more specifically address risks associated with U.S. government debt instruments.

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April 29, 2011

e.	Multimanager International Equity Portfolio on page 9: Warrants and Convertible Securities.

In response to the staff’s comment, the Trust has removed references to warrants and convertible securities from the Portfolio’s investment strategy disclosure.

8.	Investments, Risk, and Performance—Risk/Return Bar Chart and Table

a.	For the Multimanager Core Bond and Multi-Sector Bond Portfolios on, respectively, pages 10 and 32, please list the new benchmark before the old one.

The Trust has made the requested change.

b.	With respect to the Multimanager Technology Portfolio on page 44, please include a broad-based securities index. See Item 4(b)(2)(iii) of Form N-IA. Please also describe the secondary index in the narrative preceding the tables. See Item 4(b), Instruction 2(b) of Form N-1A.

The Trust has made the requested changes.

9.	Who Manages the Portfolio

a.	In the prospectus for the Multimanager Portfolios, if the Manager is not responsible for the day-to-day management of a Portfolio (as the preamble suggests), please remove the Manager’s listing of its portfolio managers in accordance with Item 5(b) of Form N-1A.

The Trust has deleted the preamble disclosure and confirms that the Manager and any of its portfolio managers who are listed in the Item 5 disclosure are responsible for the day-to-day management of the relevant Portfolio.

b.	In the prospectus for the Multimanager Portfolios, please delete the preamble preceding the identification of the portfolio managers for the investment manager as additional information about the investment manager that is not specifically required or permitted by Item 5 should not be provided.

The Trust has made the requested change.

Sonny Oh, Esq.

April 29, 2011

10.	More about Investment Strategies & Risks

a.	Under “Changes in Investment Objectives and Principal Investment Strategies” on, respectively, pages 53, 20, and 19 of each prospectus, please specifically identify each Portfolio that has an investment objective that may be changed without shareholder approval. See Item 9(a) of Form N-1A.

In response to the staff’s comment, the Trust has revised the disclosure to clarify that each Portfolio has an investment objective that may be changed without shareholder approval.

b.	Please note for consistency purposes that the prospectus for the Multimanager Portfolios begins with risks then addresses strategies whereas the other two prospectuses begin with strategies then address risks.

The Trust notes the inconsistency referenced by the staff, but does not believe that any changes are required by Form N-1A.

c.	For the Multimanager Portfolios, in the section following “Additional Information about Risks,” so as not to obscure the discussion on principal risks, please clearly identify and then provide the discussion of principal risks before the discussion of any non-principal risks. Similarly, with respect to the Allocation and Target Allocation Portfolios, the disclosure following “Risks” on, respectively, pages 20 and 19, should clearly identify and then provide the discussion of principal risks before the discussion of any non-principal risks.

The Trust does not believe that Item 9 or the General Instructions of Form N-1A require the Trust to specifically identify those strategies and risks that are principal and those that are not principal in the section entitled “More Information on Strategies and Risks.” In particular, General Instruction C.3(b) allows the Trust to include in its registration statement disclosure that is not otherwise required by Item 9 (i.e. information regarding its non-principal strategies and risks), but it does not require that any such voluntary disclosure be specifically distinguished from required disclosure. General Instruction C.3(b) solely requires that voluntary disclosure does not obscure or impede required disclosure. The Trust believes that the current disclosure is consistent with this requirement because the section “More Information on Strategies and Risks – Strategies” and “ – Risks” states that this section includes information

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regarding principal and non-principal strategies and risks and cross-references the disclosure in “About the Investment Portfolio – Principal Investment Strategy” and “– Principal Risks,” which identifies the principal strategies and risks of each Portfolio.

d.	Please confirm that all principal risks identified here correspond to all principal risks identified in the principal risk summary for each Portfolio. By way of example (though not exhaustive), for the following Portfolios, please note principal risk disclosure that appears in the summary but not in this section or that appears in this section but not in any summary.

i.	In the prospectus for the Multimanager Portfolios, Convertible Securities Risk, Transaction Costs, Initial Public Offering (“IPO”), Loan Participation and Assignment, New Fund, Repurchase Agreement, Real Estate Investing, Short Sale, Special Situations, and Unseasoned Companies Risks on pages 48 through 53, but not in any summary.

The Trust has not made any changes in response to this comment, as all principal risks of the Portfolios are reflected in their respective risk/return summaries as required by Item 4(c) of Form N-1A.

ii.	In the prospectus for the Allocation and Target Allocation Portfolios, Derivatives, Index Strategy, Investment Style, Convertible Securities Risks, as well as other types of risk appear on, respectively, pages 20 through 24 and pages 20 through 23, but not in any of their respective summaries. However, the staff recognizes that distinguishing between principal and non-principal risks per Comment 8(c) above may clarify many if not all the above examples.

The Trust refers the staff to its response to Comment 7(d)(i). In addition, the Trust notes that certain of the referenced risks are identified in the relevant prospectus as principal risks of the Underlying Portfolios and, to the extent such risks do not constitute principal risks of the top-tier Portfolio, are not disclosed in the risk/return summaries.

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April 29, 2011

e.	When discussing principal investment strategies, please clearly identify the principal and non-principal strategies with any discussion of principal strategies preceding any discussion of non-principal strategies.

The Trust refers the staff to its response to Comment 10(c).

f.	As to each principal investment strategy and risk discussed, please identify the Portfolios in all of the prospectuses to which any principal investment strategy or risk applies.

The Trust believes that this information is clear from the risk/return summary for each Portfolio, and does not believe that further changes are required by Form N-1A.

11.	Information Regarding the Underlying Portfolios

In the prospectus for the Multimanager Portfolios, the section entitled “More Information on Investing in ETFs” on page 60 explained the basis that allowed the Multimanager Technology Portfolio to invest in ETFs despite the limits of the 1940 Act. Please provide a corresponding explanation on page 53 for the basis that allows the Multimanager Core Bond Portfolio to invest in Underlying Portfolios beyond the limits of the 1940 Act. Similarly, if the Allocation and Target Allocation Portfolios are permitted to invest beyond the limits of the 1940 Act, please provide corresponding disclosure on, respectively, pages 28 and 27. In addition, please reconcile the preamble to the section in the prospectus for the Allocation Portfolios, with those provided in the prospectuses for the Multimanager and Target Allocation Portfolios.

The current description of “Securities of Other Investment Companies” in the section “More about Investment Strategies and Risks – Additional Strategies” of the Multimanager prospectus provides the requested information regarding the ability of Portfolios to invest in Underlying Portfolios beyond the limits of the 1940 Act. Therefore, the Trust has deleted the redundant disclosure from page 60 of the prospectus for Multimanager Portfolios and has added conforming disclosure to the description of “Securities of Other Investment Companies” in the other prospectuses. In addition, the Trust has ensured that the information contained in the preamble to “More information on Investing in ETFs” in the Allocation prospectus also is provided in the prospectuses for the Multimanager and Target Allocation Portfolios.

Sonny Oh, Esq.

April 29, 2011

12.	More About Portfolio Fees and Expenses – Expense Limitation Arrangements

Please remove the parenthetical “(as of January 1, 2010)” as it may be a source of confusion because it may be unclear whether the three years run from January 1, 2010 or from the time of reimbursement.

The Trust has made the requested change.

13.	Legal Proceedings

a.	For the legal proceedings disclosure beginning on page 86 of the prospectus for the Multimanager Portfolios, please confirm the absence of disclosure regarding RCM Capital Management LLC that appeared in the last post-effective amendment.

The Trust confirms the absence of the disclosure.

b.	Please provide, if applicable, appropriate disclosure in the latter two prospectuses.

The Trust has not made any changes in response to this comment and confirms that the appropriate disclosure has been made.

14.

Please confirm the accuracy of the first paragraph under “Portfolio Distribution Arrangements” on pages 93, 54, and 44 of each prospectus with respect to the maximum 12b-1 fee as disclosure in the same section of the last post-effective amendment indicated otherwise by stating as follows: “The maximum distribution and/or service (12b-1) fee for each Portfolio’s Class B shares is 0.50% of the average daily net assets attributable to Class B shapes. Under an arrangement approved by the Trust’s Board of Trustees, the distribution and/or service (12b-1) fee currently is limited to 0.25% of each Portfolio’s average daily net assets attributable to Class B shares. This arrangement will be in effect at least until April 30, 2011.” (Emphasis added).

The Trust confirms the accuracy of the disclosure.

15.	In light of the fund-of-funds structure of certain Portfolios and as indicated in the fourth paragraph under “Description of the Trust” on page 2, please explain to the staff whether shares of any fund-of-funds structured Portfolios are sold to other trusts and, if applicable, the legal basis for such a three tier structure.

Shares of the Trust’s fund-of-funds Portfolios that rely on the exemption provided by Section 12(d)(1)(G) of the 1940 Act are not sold to other portfolios. The Trust

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has revised the disclosure under “Description of the Trust” to clarify that the shares of the Portfolios are sold to other portfolios only to the extent permissible by applicable law.

STATEMENT OF ADDITIONAL INFORMATION

16.	In comments provided on the last post-effective amendment, the staff requested that the Trust disclose in its SAI the number of meetings held in the past fiscal year by the Valuation Committee under “Committees of the Board” now on page 44. The staff notes that the Trust responded to that comment as follows: “The Trust has not made any changes in response to this comment. The Valuation Committee is not a board committee and, therefore, the Trust does not believe the requested disclosure is required by Form N-1A.” However, please reconcile the deletion of any disclosure describing the members and function of the committee with the reference to the committee that was retained in the last paragraph on page 43. Even if the Valuation Committee is not considered a board committee, the staff would have continued to expect a description of it given the reference to it on page 43.

The SAI currently includes disclosure regarding the Valuation Committee on page 67. In response to the staff’s comment, the Trust has added a cross-reference to this disclosure to page 43.

17.	Portfolio Turnover

Please explain any significant variation in a Portfolio’s portfolio turnover rate over the two most recently completed fiscal years or any anticipated variation in the Portfolio turnover rate from that reported for the last fiscal year. See Item 16(e) of Form N-1A.

The SAI currently includes the requested disclosure on page 38. However, in response to the staff’s comment, the Trust has added a cross-reference to the portfolio turnover information, including the Portfolios’ turnover rates for the two most recently completed fiscal years, disclosed in the Portfolios’ prospectuses.

18.	Disclosure of Portfolio Holdings

To the extent a portfolio discloses portfolio holdings information before such information is publicly available, the portfolio has disclosed the recipients of such information. Please disclose the frequency with which information about portfolio securities is disclosed, and the length of the lag, if any, between the date

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of the information and the date on which the information is disclosed to each recipient. See Items 16(f)(1)(iii) and 16(f)(2) of Form N-1A.

The Trust notes that the requested disclosure currently is provided in the SAI with respect to certain of the Portfolios’ service providers and other organizations. See the third paragraph under “Portfolios Holdings Disclosure Policy” in the SAI. In response to the Staff’s comment, the Trust has added disclosure to clarify that the portfolio holdings information disclosed to certain third parties is current (i.e. there is no lag in the date of the information and the date on which the information is disclosed to such third parties).

19.	Please confirm compliance with Item 25(b) including the proper format of the compensation table to be provided and disclose the location of such disclosure to the staff.

The Trust confirms compliance with Item 25(b). The Trust currently discloses on page 58 of the SAI the distribution fee paid by the Portfolios to each of the Trust’s Distributors, individually and in the aggregate. Except for that fee, the Trust’s Distributors do not receive commissions, compensation on redemptions and purchases, brokerage commissions or any other compensation that is required to be disclosed in response to the Item 25(b).

20.	Please disclose the basis for how advisory fees are calculated (i.e., fee percentage). See Item 19(a)(3) of Form N-1A.

The Trust has not made the requested change because it does not believe that such disclosure is required by Form N-1A. In particular, the Trust notes that Item 19(a)(3) requires, in pertinent part, that funds disclose the “method of calculating the advisory fee payable by the Fund” and the “total dollar amounts that the Fund paid to the adviser” (emphasis added). The fees payable to the sub-advisers are not payable by any Portfolio, but rather by the Manager pursuant to Investment Advisory Agreements between the Manager and the sub-advisers (the “Agreements”). The Trust is not a party to the Agreements and is not obligated under the Agreements to make any payments to the sub-advisers. Accordingly, the Trust has not included disclosure regarding the fee payable to the sub-advisers by the Manager. The Trust notes that all of the prospectuses and the SAI disclose that the sub-advisers are paid by the Manager. The Trust does not believe that any further disclosure is required in the SAI by Item 19(a)(3).

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April 29, 2011

21.	Please provide “Tandy” representations and a response letter in the form of an EDGAR correspondence; however, please provide responses to Comments 1-5 and 14-15 prior to the effective date of the filing.

A letter responding to Comments 1-5 and 14-15 was provided to the Staff on April 8, 2011. This response letter and a “Tandy” letter have been filed in the form of an EDGAR correspondence with Post-Effective Amendment No. 29.

*        *        *         *

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.
Armando (Dino) Capasso, Esq.
AXA Equitable Life Insurance Company

Andrea Ottomanelli Magovern, Esq.
Sarah E. Connolly, Esq.